SUB-ITEM 77C: Submission of matters to a vote of security holders

Annual Meeting of Shareholders. On May 16, 2013, the Fund held its Annual Meeting of Shareholders (the “Meeting”) to consider and vote on the proposal set forth below. The following votes were recorded:

Proposal: The election of a Class II Trustee to the Board of Trustees for a term of three years to expire at the 2016 annual meeting of Shareholders, or special meeting in lieu thereof, and until her successor has been duly elected and qualified.

Election of Julie Dien Ledoux as a Class II Trustee of the Fund

	Shares Voted	Percentage of Shares Voted
For	9,182,937	97%
Withheld	286,017	3%

The terms of office of Joel Citron, Darren Thompson and Randolph Takian, the remaining members of the Board of Trustees, continued after the Meeting.